Exhibit 99.1

ZIM & Marius Nacht complete additional investment in WAVE BL, a leading provider of a paperless Bill of Lading solution

Haifa, Israel – March 16, 2021 - ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) and Marius Nacht, one of Israel's leading serial entrepreneurs and investors, announced today that they have jointly invested in a Series B Financing round of WAVE BL, a developer of groundbreaking blockchain network supporting paperless trade in the shipping industry.

The two investors co-lead a round of approximately $8 million that will accelerate global implementation of WAVE BL's proven technology.

ZIM pioneered the first paperless electronic bill of lading pilot in the shipping industry in 2017 using WAVE BL’s platform and has since widely expanded its use to become the industry leader. Electronic bill of lading is currently offered to ZIM customers worldwide, requiring only a simple onboarding process which is supported by ZIM.

Digitization of bills of lading is revolutionizing shipping documentation, sharply reducing time, complexity, errors and costs for all parties involved, while maintaining a high level of security and, importantly, being far more sustainable than the traditional paper bill of lading.

Aligning with international rules, standards and insurance coverage such as IG P&I Clubs and eUCP 600, WAVE BL’s one of a kind decentralized, digital documentation solution is changing the shipping industry as it becomes the new industry benchmark enabling secure and efficient remote business continuity.

Proceeds will be used to support development of WAVE BL’s business and further implementation of its pioneering technology supporting paperless trade in the shipping industry, as well as in other sectors.

ZIM President and CEO Eli Glickman: “Our early adoption of WAVE BL’s blockchain based platform to promote paperless trade highlights our leadership in utilizing digital strategies to best serve customers and has proven extremely successful for ZIM and for changing the industry. Today, ZIM is an industry leader in paperless shipping processes, and we are seeing growing interest from others in our sector to adopt the platform reflecting the significant benefits it provides to both customers and carriers. This new investment in WAVE BL is a step forward in the path to a more digitized and sustainable future, in accordance with our vision and values.”

ZIM CIO Eyal Ben-Amram: “Since completing the integration of WAVE BL’s platform with our system, we can offer every customer the ability to enjoy the vast benefits of paperless shipping, which is especially crucial during COVID-19. We are pleased and proud to continue our support of this exciting and leading company.”

WAVE BL CEO Gadi Ruschin: “Our partnership with ZIM has enabled us to introduce our pioneering technology to a vast audience as we endeavor to become the shipping industry standard in paperless trade. We are extremely pleased with the continued faith and commitment of ZIM and Marius Nacht in our company and look forward to leading the wave of the future in shipping.”

Ophir Shoham, who leads Marius Nacht’s investments in high-tech: “We are proud to continue supporting WAVE BL’s remarkable technology and believe in its disruptive potential, leading to a fundamental change in the way business is conducted across countless sectors and industries. We are very impressed with the great progress the team has made and excited to invest in WAVE BL’s trail-blazing platform."

To learn more about ZIM’s digital documentation platform and eBL service, click here

About ZIM

ZIM (NYSE: ZIM) is a global, asset-light container liner shipping company with leadership positions in the markets in which it operates. Founded in Israel in 1945, ZIM is one of the oldest shipping liners, with over 75 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry-leading transit times, schedule reliability and service excellence. Additional information about ZIM is available at www.zim.com

About WAVE BL

WAVE BL is a blockchain-based digital courier platform that mirrors the traditional process for transferring original paper documents—electronically. WAVE BL’s solution enables instant, encrypted and authenticated transfer of unique digital documents. https://wavebl.com/

About Marius Nacht

Marius Nacht is one of Israel's leading serial entrepreneurs, tech founders and investors. He co-founded Check Point Software, he is co-founder and anchor investor of aMoon Funds, a growing healthtech platform managing over $1.1 billion, and he is a serial entrepreneur and investor in tens of companies in the fields of life sciences, healthcare, software, AI, mobility, cybersecurity, sustainability, energy, and semiconductors.

ZIM Contacts

Media:

Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-8652520
shats.avner@zim.com

Investor Relations:

Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com